Exhibit 21

FREQUENCY ELECTRONICS, INC. & SUBSIDIARIES

Corporate Headquarters 55 Charles Lindbergh Blvd Mitchel Field, NY 11553
Subsidiary	Location	Primary Function
FEI Communications, Inc.	Mitchel Field, NY	Commercial communication systems and products
FEI Government Systems, Inc.	Mitchel Field, NY	U.S. Government systems and products
FEI-Elcom Tech, Inc.	Northvale, NJ	RF Microwave products

FEI Realty, Inc.	Mitchel Field, NY	Corporate property holdings
FEI-Zyfer, Inc.	Garden Grove, CA	GPS time and frequency receivers, synchronization systems and secure communication products